Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-129784

PROSPECTUS SUPPLEMENT No. 2

To Prospectus dated December 6, 2005

1,753,571 SHARES

MINES MANAGEMENT, INC.

COMMON STOCK

This Prospectus Supplement supplements information contained in the Prospectus dated December 6, 2005 under the caption “Selling Shareholders”.  This Prospectus relates to the potential offer and sale from time to time of up to 1,753,571 shares of common stock of Mines Management, Inc. by certain shareholders of Mines Management, Inc.  This Prospectus Supplement is not complete without, and many not be delivered or used except in connection with, the Prospectus dated December 6, 2005, and any supplements or amendments to such Prospectus including the Prospectus Supplement dated February 10, 2006.

The table below reflects the following transaction:

The transfer by Omicron Master Trust of a warrant to purchase 6,600 shares of the Company’s common stock to Rockmore Investment Master Fund Ltd., which will become a selling shareholder:

Name	Number of Shares Beneficially Owned Prior to this Offering(1)	Shares Offered in this Offering	Shares Beneficially Owned After this Offering
			Number(2)	Percent of Outstanding
Omicron Master Trust (3)	70,901	55,901	15,000	*
Rockmore Investment Master Fund Ltd. (4)	-0-	6,600	-0-	--

*

Less than 1%.

(1)

The shares of common stock owned prior to the offering equals the sum of (a) shares of common stock and (b) shares of common stock issuable upon exercise of warrants.

(2)

For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling shareholders may have sold, transferred or otherwise disposed of all or a portion of their offered shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

(3)

Offered shares include 41,667 shares and warrants to purchase 29,234 shares of common stock. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”); Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital; and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron.  By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron.  Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock.  Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of August 18, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron.  By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron.  Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder.  No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(4)

Offered shares include warrants to purchase 6,600 shares of common stock.  Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”).  By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.  Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock.  Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of August 18, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund.  By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.  Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 28, 2006.

 2